9/16

Follow-Up Materials

08004946

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

~~FORM TYPE:~~ ______

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ______

PROCESSED
SEP 17 2008
THOMSON REUTERS

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00002 FISCAL YEAR: ______

(03/94)

ADB

Asian Development Bank

Board of Directors

83-00002

SEC Mail
Mail Processing
Section
JUN 27 2008
Washington, DC
106

RECEIVED
2008 SEP 16 A 6:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FOR OFFICIAL USE ONLY

R104-08
2 June 2008

Condensed Quarterly Financial Statements

SUPPL

1. Attached for the consideration of the Board are Management's Discussion and Analysis and Condensed Quarterly Financial Statements as of 31 March 2008.

2. In the absence of any request for discussion and in the absence of a sufficient number of abstentions or objections (which should be communicated to The Secretary by the close of business on 23 June 2008), the Condensed Quarterly Financial Statements will be deemed to have been approved, to be so recorded in the minutes of a subsequent meeting of the Board. Any notified abstentions or objections will also be recorded in the minutes.

For Inquiries: H. S. Jung, Controller's Department
(Ext. 4540)
R. Budiman, Controller's Department
(Ext. 4553)

The attached document has a restricted distribution until it has been approved by the Board of Directors. Following such approval, the document will be available to the public.

ADB

Management's Discussion & Analysis and Condensed Quarterly Financial Statements

31 March 2008
(Unaudited)

Asian Development Bank

CONTENTS

31 March 2008

Pakistan Earthquake Fund (PEF)

Regional Cooperation and Integration Fund (RCIF)

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development financial institution whose vision is an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis. The Charter requires that each funding resource be kept separate from the others.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

2.1. Basis of financial reporting

Statutory reporting. ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. ADB complies with Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments (collectively referred to as "FAS 133"), including FAS 155 (Accounting for Certain Hybrid Financial Instruments, an amendment to FAS 133 and 140). Effective 1 January 2008, ADB also adopted FAS 157, "Fair Value Measurements" and FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities (Including an amendment of FASB Statement No. 115)".

FAS 133 allows hedge accounting only if certain qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. Compliance with hedge accounting will impose undue constraints on future borrowings, loans, and hedge programs and will likely detract ADB's efforts to effectively and efficiently minimize the funding costs for its borrowing member countries. Accordingly, ADB elects not to adopt hedge accounting and reports all derivative instruments on the balance sheet at fair value while recognizing changes in the fair value of derivative instruments for the year as part of net income.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2007. ADB undertakes no obligation to update any forward-looking statements made in such documents.

In 2006, ADB early adopted the provisions of FAS 155, which allow fair value measurement for hybrid financial instruments that contain embedded features that would otherwise be required to be treated as a separate derivative instrument (bifurcated) in the reported financial statements under FAS 133. ADB holds a relatively small portion of hybrid financial instruments in its borrowing portfolio.

FAS 157 and FAS 159 became effective for ADB on 1 January 2008. FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. In compliance with this standard, ADB incorporated its credit risk (as a credit spread) in fair valuing its liabilities, including hybrid and swapped-borrowings. FAS 159 on the other hand expands the scope of what financial assets and liabilities companies may carry at fair value. ADB decided to implement the provisions of FAS 159 on a selective basis, i.e., all non-hybrid borrowings that are currently swapped and which were previously recorded at amortized cost (The hybrid borrowings are fair valued accordingly under FAS 155). This selective basis FAS 159 application is chosen to show a consistent accounting treatment between the borrowings and their related swaps, which have been fair valued since the adoption of FAS 133 in 2001. Thus, this would partially reduce the artificial volatility in reported earnings due to the asymmetric accounting treatment between the two financial instruments.

Supplemental Reporting. ADB manages its balance sheet by selectively using derivatives to mitigate the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives, swapped and structured borrowings, and certain investments) are recorded at their fair value while loans, remaining borrowings, and remaining investments are recorded at carrying value, applying FAS 133 and the current selective application of FAS 159 does not fully reflect the overall economic value of ADB's financial position. Therefore, to better reflect ADB's financial position and risk management, two non-US GAAP supplemental financial statements are included: current value and pre-FAS 133/159. Applications of consistent approach on these statements allow better analysis for management information and decision making.

Table 1 presents selected financial data on three bases: statutory basis, pre-FAS 133/159 basis, and current value basis.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	31 March 2008	31 March 2007	31 December 2007
Statutory Basis			
Net Income	83	190	765
Return on Earning Assets	1.30%	1.80%	1.79%
Return on Loans	4.76%	5.15%	5.00%
Return on Investments	4.26%	4.41%	4.68%
Cost of Borrowings	6.13%	4.63%	4.32%
Equity-to-Loan Ratio	44.58%	46.90%	44.54%
Pre-FAS 133/159 Basis			
Net Income	199	183	711
Return on Earning Assets	1.55%	1.81%	1.66%
Return on Loans	4.87%	5.17%	5.14%
Return on Investments	4.46%	4.44%	4.72%
Cost of Borrowings	4.14%	4.69%	4.68%
Equity-to-Loan Ratio	44.36%	47.09%	44.68%
Current Value Basis			
Net Income	(325)	179	1,159
Return on Earning Assets	0.44%	1.75%	2.65%
Return on Loans	6.27%	4.68%	6.40%
Return on Investments	6.50%	4.75%	7.77%
Cost of Borrowings	6.46%	4.36%	5.32%
Equity-to-Loan Ratio	42.91%	47.26%	45.13%

Note: Returns/cost of borrowings are based on annualized income/expenses and average assets/liabilities.

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in market environment. Table 3 shows the Condensed Current Value Income Statements reconciled from the statutory basis for the three months ended 31 March 2008. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flow streams and applying the appropriate interest and exchange rates. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the FAS 133/159 effects removes its impact, as these effects are part of the current value adjustments. Table 4 provides further details and analyses of the current value adjustments.

Table 2: Condensed Current Value Balance Sheets at 31 March 2008 and 31 December 2007
In thousands of U.S. dollars

	31 March 2008					31 December 2007
	Statutory Basis	Reversal of FAS 133/159	Pre-FAS 133/159 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	169,671	-	169,671	-	169,671	108,821
Investments and accrued income	17,841,383	-	17,841,383	-	17,841,383	13,440,728
Securities transferred under securities lending arrangement	4,222,679	-	4,222,679	-	4,222,679	5,041,387
Securities purchased under resale arrangement	250,802	-	250,802	-	250,802	427,132
Loans outstanding and accrued interest	31,823,017	(517)	31,822,500	770,298	32,592,798	31,434,283
Provision for loan losses and unamortized net loan origination costs	33,284	-	33,284	-	33,284	27,087
Equity investment	798,368	-	798,368	-	798,368	808,157
Receivable from members	173,248	-	173,248	(66,634)	106,614	105,027
Receivable from swaps						
Borrowings	21,027,591	1,137,085	22,164,676	(1,137,085)	21,027,591	17,968,867
Others	516,956	29,863	546,819	(29,863)	516,956	512,089
Other assets	634,171	-	634,171	-	634,171	463,793
TOTAL	**77,491,170**	**1,166,431**	**78,657,601**	**(463,284)**	**78,194,317**	**70,337,371**
Borrowings and accrued interest	36,554,859	943,995	37,498,854	(208,159)	37,290,695	32,023,669
Payable for swaps						
Borrowings	20,186,666	346,038	20,532,704	(346,038)	20,186,666	16,936,964
Others	700,157	(50,528)	649,629	50,528	700,157	583,320
Payable under securities lending arrangement	4,251,937	-	4,251,937	-	4,251,937	5,092,316
Accounts payable and other liabilities	966,300	-	966,300	-	966,300	722,402
Total Liabilities	**62,659,919**	**1,239,505**	**63,899,424**	**(503,669)**	**63,395,755**	**55,358,671**
Paid-in capital	4,010,118	-	4,010,118	-	4,010,118	3,842,293
Net notional maintenance of value receivable	(652,169)	-	(652,169)	-	(652,169)	(661,197)
Ordinary reserve	9,213,668	(2,500)	9,211,168	399,622	9,610,790	9,642,454
Special reserve	204,259	-	204,259	-	204,259	202,847
Loan loss reserve	182,100	-	182,100	-	182,100	182,100
Surplus	616,300	-	616,300	-	616,300	616,300
Cumulative revaluation adjustments account	(110,959)	110,959	-	-	-	-
Net income[1] — 31 March 2008	81,283	115,921	197,204	(523,943)	(326,739)	-
Net income[1] — 31 December 2007	987,674	(281,314)	706,360	447,543	1,153,903	1,153,903
Accumulated other comprehensive income	298,977	(16,140)	282,837	(282,837)	-	-
Total Equity	**14,831,251**	**(73,074)**	**14,758,177**	**40,385**	**14,798,562**	**14,978,700**
TOTAL	**77,491,170**	**1,166,431**	**78,657,601**	**(463,284)**	**78,194,317**	**70,337,371**

[1] Net income after appropriation of guarantee fees to Special Reserve

Table 3: Condensed Current Value Income Statements for the Three-Month Periods Ended 31 March 2008 and 2007
In thousands of U.S. dollars

	31 March 2008					31 March 2007
	Statutory Basis	Reversal of FAS-133/159 Effects	Pre-FAS 133/159 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
REVENUE						
From loans	382,132	-	382,132	-	382,132	347,647
From investments	166,630	-	166,630	-	166,630	153,678
From guarantees	1,412	-	1,412	-	1,412	1,073
From other sources - net	19,650	-	19,650	-	19,650	37,663
Total Revenue	**569,824**	-	**569,824**	-	**569,824**	**540,061**
EXPENSES						
Borrowings and related expenses	341,903	-	341,903	-	341,903	329,338
Administrative expenses	35,171	-	35,171	-	35,171	21,489
Technical assistance to member countries	(5)	-	(5)	-	(5)	(109)
Provision for losses	(121)	-	(121)	121	-	-
Other expenses	1,444	-	1,444	-	1,444	881
Total Expenses	**378,392**	-	**378,392**	**121**	**378,513**	**351,599**
Net realized gains (losses)	7,206	-	7,206	-	7,206	(5,328)
Net unrealized (losses) gains	(115,943)	115,921 [a]	(22)	-	(22)	(6)
Current value adjustments[b]	-	-	-	(523,943)	(523,943)	(4,327)
Provision for losses	-	-	-	121	121	-
NET INCOME	**82,695**	**115,921**	**198,616**	**(523,943)**	**(325,327)**	**178,801**

[a] FAS 133/159 adjustments are reversed as the current value adjustments incorporate the effect of net unrealized losses on derivatives, as required by FAS 133 and FAS 159.
[b] Current value adjustments include the effect of FAS 133/159 adjustments.

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 31 March 2008					Income Statement Effects Year to Date	
	Loans After Swaps	Investments	Borrowings After Swaps	Other Assets	Less Prior Year Effects[a]	31 March 2008	31 March 2007
Total Current Value Adjustments on Balance Sheet	699,906	(9,999)	(582,888)	(66,634)	(680,368)	(639,983)	(26,517)
Unrealized gains on Investments[b]						44,309 [c]	(1,297)
Accumulated Translation Adjustments						71,731 [d]	23,487
Total Current Value Adjustments						**(523,943)**	**(4,327)**

[a] Prior Year Effects include cumulative current value adjustments on all financial instruments made in the prior years.
[b] Relates to unrealized gains on investments and equity investments classified as available for sale.
[c] Included in Other Comprehensive Income under statutory basis.
[d] Relates to the translation adjustments for the period and current translation effects from FAS 133/159 reversals.

Current Value Balance Sheets

Loans and related swaps. Most loans are made to or guaranteed by ADB members. ADB does not sell its sovereign loans believing that there is no comparable market for them. The current value of loans incorporates management's best estimate of expected cash flows including interest. Estimated cash flows from principal repayments and interest are discounted by the applicable yield curves, which incorporates ADB's funding cost plus lending spread.

The current value also includes ADB's appropriate credit risk assessment for impaired loans. To recognize the inherent risks in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has never suffered a loss on sovereign loans except opportunity losses resulting from the difference between payments for interest and charges not in accordance with the loans' contractual terms.

The positive current value adjustment of $699.9 million indicates that the average interest on loans on an after swap basis are higher than ADB would currently originate on similar loans.

Investments and related swaps. Under both the statutory and current value bases, investment securities and related derivatives are reported at fair values based on market quotations when available. Otherwise, the current value is calculated using market-based valuation models incorporating observable market data. The net negative adjustment of $10.0 million resulted from unrealized losses on investment related swaps primarily due to decline in USD interest rates and general weakening of the USD.

Equity investments. Under both statutory and current value bases, equity investments are reported (i) at fair value when market values are readily determinable, (ii) by applying equity method for investments in limited partnership and certain limited liability companies, or where ADB has the ability to exercise significant influence, or (iii) at cost less permanent impairment, if any, which represents a fair approximation of the current value.

Receivable from members. These consist of unrestricted and maybe restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps. Under both the statutory and current value bases, swapped borrowings and their associated financial derivative instruments are reported at fair values using market-based valuation models incorporating observable market data. The differences in the valuation adjustments of the borrowings and their derivatives is mainly due to the incorporation of the issuers credit risk (spread) in the valuation of the borrowings, in compliance with FAS 157. Under the current value basis, the unswapped borrowings are also reported at fair value.

The $582.9 million unfavorable current value adjustments is due to the fact that the average cost of the borrowings on an after swap basis is higher than the market rate at which ADB can currently obtain new funding.

Current Value Income Statements

For the three months ended 31 March 2008, there was a net loss of $325.3 million under the current value basis compared with pre-FAS 133 net income of $198.6 million (see *Table 3*). The difference of $523.9 million represents current value adjustments comprising of net unrealized losses of $640.0 million on all outstanding financial instruments, offset by unrealized gains of $44.3 million on investments classified as available for sale, and $71.7 million on translation adjustments *(see Table 4).*

The $523.9 million unfavorable current value adjustment for the three months ended 31 March 2008 ($4.3 million unfavorable – 2007) represents the change in the current value of all ADB's financial instruments from 31 December 2007 to 31 March 2008, along with the effects of the adoption of FAS 157 and 159. The adjustment reflects changes in the market environment.

2.3. Risk Bearing Capacity

In 2004, the Board of Directors approved the income planning framework that established the equity to loan ratio (ELR) as one of the key measures of ADB's risk bearing capacity. On the same date, the Board of Directors also approved the full waiver of 1% front-end fees for loans approved from 1 January 2004 to 30 September 2005 and waiver of 20 basis points lending spread on sovereign loan charges for the same period. Subsequently, the Board of Directors approved the continuation of the waivers through September 2008.

Equity-to-loan ratio. For ELR, ADB's equity capital is defined as the sum of useable paid-in capital, the ordinary reserve, the special reserve and surplus. The ELR measures the adequacy of equity capital to absorb unexpected losses in ADB's sovereign loan and guarantee portfolios and the ability to generate adequate net income to absorb loss of loan income as a result of a major nonaccrual event and at the same time match the growth in loan and guarantee portfolio. ADB has established a target ELR of 35%. At 31 March 2008, ELR was 44.36% under the pre-FAS 133 basis (44.68% - 31 December 2007).

Loan Loss Provision and Loan Loss Reserve (LLR). ADB provides LLR as part of its equity for sovereign loans and guarantees portfolio using credit risk model to estimate expected losses. In December 2006, the Board of Directors approved the application of this concept to nonsovereign credit exposures. In addition, loan loss provision for sovereign and nonsovereign loans that are impaired are set up and charged to the statement of income and expenses. Hence, both expected and unexpected losses are addressed through adequate ELR, LLR, and loan loss provisions.

2.4. Nonsovereign Operations with Public Borrowers

In September 2005, the Board of Directors approved lending without sovereign guarantee to non-private entities. Such entities include state-owned enterprises, government agencies, municipalities, and local government units. As of 31 March 2008, ADB has approved loans to state-owned enterprises without sovereign guarantee totaling $180.0 million.

2.5. Capital and Resources

To ensure adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, the Board of Governors approves the allocation of OCR Surplus and previous year's allocable net income to reserves to ensure that the level is commensurate with the

income planning framework. In addition, to the extent feasible, it apportions part of that allocable net income to Special Funds to support development activities in its DMCs.

In February 2003, the Board of Directors reviewed ADB's lending and borrowing limitations and approved the following policies to take effect immediately: (i) outstanding loan commitments measured by the sum of outstanding disbursed and undisbursed loans, equity investments, and guarantees[1], are limited to no more than the sum of the total subscribed capital and reserves (including surplus but excluding special reserve); (ii) gross outstanding borrowings are limited to no more than the sum of callable capital from non-borrowing members, paid-in capital, and reserves (including surplus), subject to the Charter limit of 100% of callable capital.

As of 31 March 2008, ADB's lending headroom available was $16.7 billion ($15.4 billion - 31 December 2007). The increase in the headroom was principally due to $2.7 billion increase in lending authority resulting from favorable translation adjustments and net income for the period, offset by $1.4 billion net increase in outstanding loans.

As of 31 March 2008, ADB's borrowing headroom available was $10.9 billion ($14.4 billion - 31 December 2007). The decrease in the headroom mainly resulted from $5.3 billion total increase in outstanding borrowings after swaps and guarantees, offset by $1.8 billion increase in borrowing authority due to favorable translation adjustments and net income for the period.

2.6. Summary of financial performance

For the three months ended 31 March 2008, net income before unrealized losses was $198.6 million, compared with $183.1 million for the same period in 2007. The increase of $15.5 million was mainly due to the following:

- $35.0 million increase in loan income mainly due to $33.6 million net increase in interest income and other charges and $0.9 million increase in loan prepayment premiums and $0.5 million net recovery from assignment of a nonsovereign loan to a third party;

- $21.4 million increase in investment income resulting mainly from increase in investments portfolio and strengthening of most major currencies;

- $18.1 million decrease in income from equity investments, primarily attributed to $19.1 million decrease in proportionate share in income of investee companies which are accounted for under the equity method;

- $9.6 million increase in borrowings and related expenses due primarily to increases in the borrowing portfolio;

- $13.7 million increase in administrative expenses, associated with i) $7.5 million increase in the overall administrative expenses, from $78.1 million in 2007 to $85.6 million in 2008, ii) $8.7 million decline in deferred loan origination costs related to new loans and guarantees that became effective during the period, offset by iii) $2.5 million increase in expenses charged to ADF, primarily caused by the increase in ADB's total administrative expenses. The increase in ADB's overall administrative expenses mainly resulted from the $6.9 million increase in salaries and benefits.

[1] ADB's financial policies require that Political Risk Guarantee be charged against lending limitations at the nominal value of the guaranteed obligation, plus the interest that will accrue for the succeeding interest period and Partial Credit Guarantee at the present value of the guaranteed obligation.

Net unrealized losses of $115.9 million for the three months ended 31 March 2008 ($6.7 million – 2007) incorporated unfavorable $114.5 million (favorable $5.5 million – 2007) FAS 133/159 adjustments and $1.4 million (favorable $1.1 million – 2007) translation adjustments associated with debt issuances and derivatives in non-functional currencies. The FAS 133/159 adjustments are primarily composed of unfavorable interest rates and foreign currencies movements associated with non-hybrid financial instruments and related swaps of $59.2 million, loans related swaps of $36.4 million, and investments related swaps of $31.6 million, net of $12.4 million favorable adjustments related to the hybrid financial instruments and related swaps. These unrealized losses resulted to a net income of $82.7 million for the three months ended 31 March 2008 compared to a net income of $189.8 million for the same period last year.

The $120.1 million unfavorable change in FAS 133/159 adjustments from March 2007 resulted primarily from the adoption of FAS 157/159 by ADB effective 1 January 2008, where ADB opted to fair value all swapped non-hybrid borrowings, in addition to the hybrid borrowings, which were reported at amortized cost in 2007, and to incorporate its credit risk (spread) in fair valuing these bonds. The total change is attributed to the following:

- $72.7 million unfavorable change in the fair value of non-hybrid financial instruments and their related swaps. The $390.7 million favorable change for non-hybrid related swaps was offset by the effects of adopting FAS 157/159 for non-hybrid borrowings in 2008, which resulted to an unrealized loss of $463.4 million. The loss was attributed to the effect of a downward shift of the US dollar yield curve, as the US Federal Reserve significantly reduced the Fed's Fund rate, and the strengthening of most currencies against the USD. The net difference (loss) between the valuation results of the borrowings and their corresponding swaps was largely due to the incorporation of the credit spread (risk) in the calculation of the fair value adjustment of the borrowings, in compliance with FAS 157 and the treatment of issuance expenses, in compliance with FAS 159;

- $33.1 million decrease in the value of loans related swaps due primarily to a declining interest rate environment;

- $28.1 million decrease in the value of investments related swaps. These asset swaps (interest and currency) are generally intended to turn long dated fixed-rate assets into US dollar floating rate-assets. The unfavorable change in the value of these swaps compared to last year is due primarily to the weakening of the US dollar value in the market, and the declining US$ interest rate. This was offset by the $108.7 million change in unrealized gains on the investments portfolio reported in other comprehensive income; and offset by

- $18.4 million increase in unrealized gains on hybrid financial instruments and their related swaps, due primarily to the strengthening of the Japanese yen and interest rates movements, as well as new hybrids issuances. These hybrid instruments are sensitive to the movements of foreign currencies, especially the Japanese yen. Unrealized gains (or losses) of the hybrid instruments are offset by unrealized losses (or gains) on their related swaps, thus capturing the economic hedging relationship between the hybrids and the swaps. (See notes B, G, and J). The net unrealized gains resulted mainly from the incorporation of the credit spread (risk) in the valuation of the borrowing instruments, in compliance with FAS 157.

3. Special Funds

In addition to OCR, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute Special Fund (ADBISF); the Asian Tsunami Fund (ATF); the Pakistan Earthquake Fund (PEF); and the Regional Cooperation and Integration Fund (RCIF). In accordance with the Charter, each Fund is required to be kept separate from the others. Financial statements for each Fund are prepared in accordance with generally accepted accounting principles, except those for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

3.1 Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. As of 31 March 2008, the governments of 31 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific. As part of the eighth replenishment of ADF (ADF IX), donors agreed to provide financing in the form of grants for projects and programs of high developmental priority.

Loan Conversion. In July 2007, as an application of the Board-approved new currency management framework, ADB offered a full-fledged special drawing rights approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into special drawing rights, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008 and as of 31 March 2008, nine ADF borrowing countries have opted to convert their loans.

Revised Framework for Grants and Hard-term Facility. In September 2007, the Board of Directors approved the revised ADF grant framework which limits grants eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility will have a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the special drawing rights component currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. The interest rate will be reset every January, will apply to all hard-term loans approved that year and will be fixed for the life of the loan. For hard-term ADF loans approved in 2008, the interest rate was set at 3.15%. As of 31 March 2008. There were no loan approvals yet under this new facility.

Heavily Indebted Poor Countries (HIPC) Debt Relief. In April 2008, the Board of Governors has adopted the "Policy for Providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt and Proposed Debt Relief to Afghanistan", for ADB to participate in the HIPC debt relief, and to provide Afghanistan with debt relief, the estimated principal amount of Afghanistan's ADF debt to be forgiven is $89.8 million[2]. Under the policy, the principal component of the estimated debt relief costs will be recorded as a reduction of the disbursed and outstanding loans on a provisional basis and charged against ADF income. The accumulated provision will be reduced when debt relief is provided on the loan service payment dates. The IDA and IMF Boards will decide when a country has satisfied the conditions for reaching the completion point, upon which, the debt relief will become irrevocable.

[2] Based on the disbursed and outstanding debt as of 20 March 2006, converted to US dollar using the exchange rate as of 7 April 2008.

Contributed Resources. Cumulative contributions committed inclusive of discounts on contributions due to accelerated note encashments amounted to $32.9 billion as of 31 March 2008 ($30.6 billion – 31 December 2007), of which contributions available for operational commitments were $32.1 billion ($29.5 billion – 31 December 2007). The $0.8 billion contributions committed but not available ($1.2 billion – 31 December 2007) are comprised of committed contributions that were not yet due and contributions that were tied to payment of qualified contributions. The balance of commitment authority available for operations at 31 March 2008 increased to $1.8 billion ($435.4 million – 31 December 2007).

As of 31 March 2008, Instruments of Contributions from 28 donors were accepted to ADF IX, which became effective in April 2005. During the period, $419.4 million contributions which are inclusive of compensation for foregone interest were received and made available for operational commitments. These were recognized as contributed resources in 2008.

Review of Activities. During the period, 4 ADF loans totaling $226.0 million were approved, compared with 4 approvals totaling $89.8 million for the same period last year. Disbursements for the period totaled $236.9 million, a decrease of 20.6% from $298.3 million for the same period in 2007.

As of 31 March 2008, 28 loans to Myanmar were in arrears and in non-accrual status. The principal outstanding balance of these loans totaled to $537.7 million ($488.9 million – 31 December 2007), $234.8 million ($209.5 million – 31 December 2007) of which were overdue.

Grants are recognized in the financial statements upon effectivity, i.e. the agreements were signed and all conditions are satisfied. During the period, 9 grants totaling $202.5 million (4 grants totaling $48.9 million – 2007) became effective.

Loan Exposure. As of 31 March 2008, ADF's outstanding sovereign loan exposure was $26.1 billion. There were no outstanding nonsovereign loans.

Investment position. The ADF investment portfolio including securities purchased under resale arrangement amounted to $7.6 billion as of 31 March 2008 ($7.0 billion - 31 December 2007). About 84.7% of the portfolio was invested in bank deposits and 15.3% in fixed income securities. The annualized rate of return on ADF investments was 4.3% for the three months ended 31 March 2008 (4.4% – 2007).

3.2 Technical Assistance Special Fund

Review of activities. Technical assistance is accounted for on a commitment basis. As of 31 March 2008, total TASF resources amounted to $1,364.6 million. Of this, $1,199.2 million had been committed, leaving an uncommitted balance of $165.4 million. During the period, 47 technical assistance grants totaling $33.1 million and six supplementary approvals totaling $2.1 million became effective while an amount of $2.8 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance.

Contributions received for the period include $26.4 million from eight donors as part of the third regularized replenishment of TASF which became effective in April 2005 concurrently with ADF IX. Moreover, India made a direct and voluntary contribution of Rs10.0 million ($0.25 million equivalent) during the period.

Investment position. As of 31 March 2008, TASF investment portfolio amounted to $283.4 million ($295.1 million - 31 December 2007). Revenue from investments for the three months ended 31 March 2008 slightly decreased to $3.0 million from $3.2 million for the same period in 2007 due to decrease in average volume of investments and average yield.

3.3. Japan Special Fund

Review of activities. The technical assistance grants funded by JSF continued to support ADB's overarching goal to reduce poverty. In January 2008, Japan contributed ¥1.9 billion ($17.4 million equivalent) as a regular contribution to the JSF. For the three months period ended 31 March 2008, 22 technical assistance grants for the JSF totaling $15.8 million became effective while a total of $0.9 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance. The uncommitted balance after taking into account contributions, revenues, net TA grants, administrative and financial expenses was $141.4 million as of 31 March 2008 ($136.9 million – 31 December 2007).

Investment position. The JSF investment portfolio amounted to $222.7 million as of 31 March 2008 ($215.1 million - 31 December 2007). Investment income for the three months period ended 31 March 2008 decreased to $2.1 million from $3.0 million for the same period in 2007 due to decrease in the average volume of investments and yield of time deposits.

3.3.1 Asian Currency Crisis Support Facility (ACCSF)

Review of Activities. The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $35.0 million as of 31 March 2008 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

3.4. ADB Institute Special Fund (ADBISF)

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 31 March 2008, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of the ADB Institute was $18.0 million.

3.5. Asian Tsunami Fund (ATF)

Review of Activities. As of 31 March 2008, total ATF resources amounted to $619.9 million, of which $577.2 million has been committed, leaving an uncommitted balance of $42.7 million. There were no technical assistance/grants which were approved or made effective during the period.

As of 31 March 2008, ATF investment portfolio amounted to $321.2 million ($366.5 million - 31 December 2007). Revenue from investments for the three months ended 31 March 2008 decreased to $3.2 million from $6.0 million for the same period in 2007, due to decrease in average volume of investments and average yield.

3.6. Pakistan Earthquake Fund (PEF)

Review of Activities. As of 31 March 2008, total amount committed of $140.1 million exceeded the fund's cumulative resources of $137.2 million, by $2.9 million. This shortfall is expected to be covered by additional contributions from Belgium and Norway under the debt-for-development swap agreements, for €3.3 million and $5.0 million, respectively. There were no technical assistance/grants which were approved or made effective during the period.

3.7. Regional Cooperation and Integration Fund (RCIF)

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. ADB provided the initial contribution of $40.0 million in May 2007.

As of 31 March 2008, total resources amounted to $41.6 million, $10.2 million of which has been committed, leaving an uncommitted balance of $31.4 million. During the period, four technical assistance grants totaling $2.8 million became effective.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
31 March 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)		31 December	
ASSETS				
DUE FROM BANKS		$ 169,671		$ 108,821
INVESTMENTS (Notes C and M)		17,686,321		13,296,943
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes C, D, and M)		4,222,679		5,041,387
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D, and M)		250,802		427,132
LOANS OUTSTANDING (Notes E and G) (Including FAS 133 adjustment of $517 - 31 March 2008, $538 - 31 December 2007, unamortized net loan origination costs of $45,807 - 31 March 2008, $42,130 - 31 December 2007, net of provision for loan losses of $12,522 - 31 March 2008, $15,043 - 31 December 2007)		31,450,577		30,282,879
EQUITY INVESTMENTS (Notes H and M)		798,368		808,157
ACCRUED INCOME		560,786		464,299
RECEIVABLE FROM MEMBERS		173,248		174,805
RECEIVABLE FROM SWAPS (Notes G, J, and M)				
Borrowings	$ 21,027,591		$ 17,968,667	
Others	516,956	21,544,547	512,089	18,480,956
OTHER ASSETS				
Property, furniture, and equipment	155,942		154,239	
Investment related receivables	338,025		138,149	
Unamortized issuance cost of borrowings	3,528		58,869	
Miscellaneous (Note I)	136,676	634,171	112,536	463,793
TOTAL		$ 77,491,170		$ 69,549,172
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes B, G, J, and M)				
At amortized cost	$ 8,017,307		$ 28,615,661	
At fair value	28,020,928	$ 36,038,235	2,954,704	$ 31,570,365
ACCRUED INTEREST ON BORROWINGS		516,624		388,935
PAYABLE FOR SWAPS (Notes G, J, and M)				
Borrowings	20,186,666		16,936,964	
Others	700,157	20,886,823	583,320	17,520,284
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note D)		4,251,937		5,092,316
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	472,795		230,114	
Undisbursed technical assistance commitments	2,121		2,318	
Accrued pension and postretirement medical benefit costs	374,323		368,284	
Miscellaneous (Notes F and I)	117,061	966,300	121,686	722,402
Total liabilities		62,659,919		55,294,302
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note K)				
Subscribed (SDR35,463,110,000 - 31 March 2008 and 31 December 2007)		58,371,924		55,977,810
Less -"callable" shares subscribed		54,266,430		52,040,702
"Paid-in" shares subscribed		4,105,494		3,937,108
Less - subscription installments not due		17,011		19,664
Subscription installments matured		4,088,483		3,917,444
Less - capital transferred to the Asian Development Fund		78,365		75,151
		4,010,118		3,842,293
Net notional amounts required to maintain value of currency holdings		(652,169)		(661,197)
Ordinary reserve		9,213,668		9,245,332
Special reserve		204,259		202,847
Loan loss reserve		182,100		182,100
Surplus		616,300		616,300
Cumulative revaluation adjustments account		(110,959)		(110,959)
Net income after appropriation				
For the calendar year 2007	760,174		760,174	
2007 Effect of FAS 159 (Note B)	227,500	987,674	-	760,174
For the three months ended 31 March 2008 (OCR-2)		81,283		-
Accumulated other comprehensive income (OCR-4)		298,977		177,980
Total Capital and Reserves		14,831,251		14,254,870
TOTAL		$ 77,491,170		$ 69,549,172

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
REVENUE (Note L)		
From loans (Note E)	$ 382,132	$ 347,647
From investments (Note C)	166,630	153,678
From guarantees	1,412	1,073
From other sources - net	19,650	37,663
TOTAL REVENUE	569,824	540,061
EXPENSES (Note L)		
Borrowings and related expenses (Note J)	341,903	329,338
Administrative expenses	35,171	21,489
Technical assistance to member countries	(5)	(109)
Provision for losses (Note E)	(121)	-
Other expenses	1,444	881
TOTAL EXPENSES	378,392	351,599
NET REALIZED GAINS (LOSSES)		
From loans	525	-
From investments	5,907	(2,585)
From equity investments	774	234
From borrowings	-	(2,972)
Others	(0)	(5)
	7,206	(5,328)
NET UNREALIZED (LOSSES) GAINS (Notes J and L)	(115,943)	6,653
NET INCOME	**$ 82,695**	**$ 189,787**

0 - Less than $1,000.
The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 257,271	$ 203,990
Interest on investments received	133,751	125,528
Interest received for securities under resale arrangement	1,991	5,063
Interest and other financial expenses paid	(279,533)	(229,566)
Administrative expenses paid	(46,784)	(33,936)
Technical assistance disbursed	(141)	(737)
Others - net	(2,061)	(1,441)
Net Cash Provided By Operating Activities	64,494	68,901
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(3,965,166)	(12,471)
Net receipts from (payments for) securities under resale arrangement	183,324	(171,407)
Net currency and interest rate swaps	1,750	-
Net receipts from (payments for) future contracts	2,505	(229)
Principal collected on loans	347,242	323,622
Loans disbursed	(869,497)	(1,075,641)
Net equity investments	(62,858)	(2,583)
Others	(4,497)	(1,963)
Net Cash Used in Investing Activities	(4,367,197)	(940,672)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	4,952,719	3,266,966
Borrowings redeemed	(736,176)	(2,415,374)
Issuance expenses paid	(3,380)	(6,343)
Net currency and interest rate swaps	140,362	(89,449)
Payments from members	2,970	2,860
Net Cash Provided by Financing Activities	4,356,495	758,660
Effect of Exchange Rate Changes on Due from Banks	7,058	3,186
Net Increase (Decrease) in Due from Banks	60,850	(109,925)
Due from Banks at Beginning of Period	108,821	205,418
Due from Banks at End of Period	$ 169,671	$ 95,493

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)		2007 (Unaudited)	
Balance, 1 January				
Before cumulative effect of FAS 159 adjustments		$ 14,254,870		$ 13,142,899
Cumulative effect of FAS 159 to:				
Prior Year Net Income (Note B)		227,500		-
Adjusted balance, 1 January		14,482,370		13,142,899
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ 82,695		$ 189,787	
Other comprehensive income for the period	120,997	203,692	21,413	211,200
Subscriptions received		2,561		2,561
Change in SDR values		165,264		14,703
Change in Ordinary Reserve		(31,664)		(2,917)
Notional MOV		9,028		9,014
Balance at end of period		**$ 14,831,251**		**$ 13,377,460**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Notes B, C, G, and H)

	FAS 133 Adjustments and Amortizations (Unaudited)		Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Minimum Pension Liability Adjustment (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Balance, 1 January	$ (289)	$ (1,154)	$ (113,385)	$ (200,039)	$ 433,376	$ 200,584	$ (141,722)	$ (81,551)	$ 177,980	$ (82,160)
Amortization	30	259	-	-	-	-	-	-	30	259
Other comprehensive income for the period	-	-	76,658	22,451	44,309	(1,297)	-	-	120,967	21,154
Balance, 31 March	$ (259)	$ (895)	$ (36,727)	$ (177,588)	$ 477,685	$ 199,287	$ (141,722)	$ (81,551)	$ 298,977	$ (60,747)

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2008 and 2007
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2007 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2008 and 2007 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. In compliance with this standard, ADB incorporated the credit risk (spread) of the issuers in valuing certain financial instruments. Note M provides the fair value hierarchy which were used as bases for measuring the fair value of some of ADB's financial assets and liabilities.

In February 2007, FASB issued FAS 159, "Fair value Option for Financial Assets and Financial Liabilities". This statement expands the scope of financial instruments that may be carried at fair value. It offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, on an instrument-by-instrument basis, with changes in fair value recorded in earnings. The primary objective of FAS 159 is to mitigate volatility in reported income by measuring related assets and liabilities at fair value without having to apply complex hedge accounting provisions. Effective 1 January 2008, ADB adopted the provisions of this statement to fair value all borrowings except those that do not have associated derivative instruments. Further information relating to the adoption of FAS 159 and the reasons for electing FAS 159 for these financial instruments are discussed in detail in Note M.

continued

The adoption of FAS 157 and FAS 159 resulted to a favorable adjustment of $227,500,000 to 1 January 2008 balance of reserves, and $440,500,000 unfavorable effect on net income for the period ended 31 March 2008.

Certain reclassifications of prior year's information have been made to conform to the current year's presentation.

NOTE C—INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 31 March 2008 and 31 December 2007 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gains or losses are recognized in income based on daily settlement of the net cash margin.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 31 March 2008 and 31 December 2007 are as follows:

	31 March 2008	31 December 2007
Due in one year or less	$12,249,962,000	$ 8,502,633,000
Due after one year to five years	3,602,402,000	3,003,797,000
Due after five years to ten years	1,833,957,000	1,790,513,000
Total	$17,686,321,000	$13,296,943,000

NOTE D—SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under securities lending arrangements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities. Under resale arrangements, securities purchased are recorded as assets, while securities received are not recorded as liabilities and are not re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

continued

NOTE E—LOANS

ADB does not currently sell its loans, nor does it believe there is a market for its loans. As such, loans are reported at their carrying book values. As of 31 March 2008 and 31 December 2007, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	31 March 2008	31 December 2007
Indonesia	$ 9,577,861,000	$ 9,425,282,000
China, People's Republic of	7,554,430,000	7,369,841,000
India	5,236,075,000	4,995,982,000
Philippines	3,393,798,000	3,368,054,000
Pakistan	3,294,658,000	2,777,724,000
Others (individually less than 5% of total loans)	2,360,470,000	2,318,909,000
Total loans	$31,417,292,000	$30,255,792,000
Provision for loan losses	(12,522,000)	(15,043,000)
Unamortized net loan origination costs	45,807,000	42,130,000
Net loans outstanding	$31,450,577,000	$30,282,879,000

Loans outstanding as of 31 March 2008 include nonsovereign loans amounting to $1,318,363,000 ($1,279,775,000 - 31 December 2007).

The undisbursed balance of approved loans as of 31 March 2008 was $19,248,664,000 ($19,011,275 - 31 December 2007). This included an undisbursed balance of approved nonsovereign loans amounting to $1,251,980,000 ($1,135,323,000 - 31 December 2007), of which $180,000,000 is for public borrowers. Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $408,929,000 ($361,280,000 - 31 December 2007).

Commitment Charge Policy

ADB levied a commitment fee of 75 basis points on a progressive structure of undisbursed balances of sovereign project loans and a flat fee of 75 basis points on the full undisbursed balances of sovereign program loans. In November 2006, the Board approved a change in the commitment charge policy for all sovereign project LIBOR-based loans negotiated after 1 January 2007, from 75 basis points on a progressive structure of undisbursed loan balances to a flat fee of 35 basis points on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans. The commitment charge waiver is applicable to all interest periods commencing from 1 January 2007 up to and including 30 June 2008. As of 31 March 2008, a total of $1,880,000 commitment charge was waived following this policy. In December 2007, the Board of Directors approved the reduction of the commitment charge

continued

to 15 basis points for both sovereign program and project loans negotiated on or after 1 October 2007, and eliminated the waiver mechanism for such loans.

For nonsovereign loans, ADB charges a commitment fee of about 50 to 75 basis points on the full amount of undisbursed loan balances.

Lending Spread and Front-End Fee

In 2004, the Board of Directors approved the waiver of 20 basis points of the lending spread on sovereign loans outstanding from 1 July 2004 - 30 June 2005 for borrowers that do not have loans in arrears and the waiver of the entire 1% front-end fee on all new sovereign loans approved during 1 January 2004 to 30 June 2005 (waiver of 50 basis points of front-end fee on sovereign loans approved in 2003). Subsequently, the policy was extended to cover the period up to 30 June 2008. Front-end fees waived during the period totaled $8,408,000 ($26,312,000 - 2007). Lending spread waiver reduced the loan income by $14,177,000 for the period ended 31 March 2008 ($12,575,000 - 2007).

In December 2007, the Board of Directors revised the lending rates and approved the elimination of front-end fees for all sovereign LIBOR-based loans negotiated on or after 1 October 2007. The effective contractual spread was reduced to 20 basis points over the base lending rate and the waiver mechanism for such loans was eliminated.

Overdue Amounts

As of 31 March 2008 and 31 December 2007, there was one sovereign loan in non-accrual status, with principal amount outstanding of $2,300,000, $906,000 of which was overdue.

Two nonsovereign loans were in non-accrual status as of 31 March 2008 (four - 31 December 2007) with principal amount outstanding of $9,007,000 ($16,507,000 - 31 December 2007), $8,409,000 ($9,659,000 - 31 December 2007) of which was overdue.

Provision for Loan Losses

The changes in the provision for loan losses during the first quarter of 2008 and 2007 are as follows:

	2008			2007		
	Sovereign	Nonsovereign	Total	Sovereign	Nonsovereign	Total
Balance 1 January	$ 5,689,000	$ 9,354,000	$ 15,043,000	$ 6,116,000	$ 22,223,000	$ 28,339,000
Provision written back	(121,000)	-	(121,000)	-	-	-
Provision written off	-	(2,400,000)	(2,400,000)	-	-	-
Balance 31 March	$ 5,568,000	$ 6,954,000	$ 12,522,000	$ 6,116,000	$ 22,223,000	$ 28,339,000

NOTE F—GUARANTEES

ADB extends guarantees to sovereign and nonsovereign borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which

continued

provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due ten or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amounts of guarantee obligations as of 31 March 2008 and 31 December 2007 covered:

	31 March 2008		**31 December 2007**	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 1,124,646,000	$ 1,077,779,000	$ 1,001,492,000	$ 962,160,000
without counterguarantee	300,565,000	288,886,000	280,863,000	271,881,000
	1,425,211,000	1,366,665,000	1,282,355,000	1,234,041,000
Political Risk Guarantees				
with counterguarantee	145,873,000	133,788,000	146,813,000	134,210,000
without counterguarantee	30,100,000	26,039,000	30,462,000	27,306,000
	175,973,000	159,827,000	177,275,000	161,516,000
Others	950,000	950,000	950,000	950,000
Total	$ 1,602,134,000	$ 1,527,442,000	$ 1,460,580,000	$ 1,396,507,000

None of these amounts were subject to call as of 31 March 2008 and 31 December 2007. The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of stand-by portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the stand-by portion. ADB estimates that the present value of guarantees outstanding as at 31 March 2008 was $1,061,327,000 ($965,849,000 – 31 December 2007).

As of 31 March 2008, a total liability of $13,007,000 ($13,668,000 – 31 December 2007) relating to stand-by ready obligation for seven partial credit risk guarantees and two political risk guarantees has been included in "Miscellaneous liabilities" on the balance sheet.

NOTE G—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair

continued

value, and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

The initial application of FAS 133 gave rise to a transition adjustment in 2001, which was reported in other comprehensive income and earnings. The allocation between net income and other comprehensive income was based upon the economic hedging relationships that existed before the initial application of this statement.

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and provide borrowers with the flexibility to better manage their financial risks.

NOTE H—EQUITY INVESTMENTS

All equity investments are considered as "Available for Sale" and are reported at estimated fair value.

Investments in equity securities with readily determinable market price are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Investments in equity securities without readily determinable fair values are reported at cost or at impaired value, for investments where the impairment is deemed other than temporary. ADB applies equity method of accounting to investments in limited partnership and certain limited liability corporations aggregating to $232,104,000 ($212,463,000 - 31 December 2007).

NOTE I—OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

	31 March 2008	31 December 2007
Amounts Receivable from:		
Asian Development Fund	$45,979,000	$28,750,000
Technical Assistance Special Fund	192,000	14,000
Japan Special Fund	150,000	159,000
Asian Tsunami Fund	193,000	343,000
Pakistan Earthquake Fund	31,000	5,000
Asian Development Bank Institute Special Fund	657,000	341,000
Staff Retirement Plan	20,945,000	11,012,000
Agency Trust Funds (net)	627,000	1,984,000
Total	$68,774,000	$42,608,000

continued

NOTE J—BORROWINGS

Borrowings are generally reported on the balance sheet at their carrying book value adjusted for any unamortized discounts or premium. As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to reduce its cost of borrowings. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the structured debt.

Upon the adoption of FAS 155 on 1 January 2006, ADB no longer bifurcates the embedded derivatives in the structured debt portfolio that meet the bifurcation criteria under FAS 133. Instead, ADB reports at fair value any structured debt that contains embedded derivatives that would otherwise be bifurcated under FAS 133. Consequent to the adoption of FAS 159 on 1 January 2008, ADB reports all borrowings at fair value, except those that do not have associated derivative instruments. Changes in fair value are reported in net income.

The weighted average cost of borrowings outstanding after swaps as of 31 March 2008 was 6.13% (4.63% - 2007).

NOTE K—CAPITAL AND RESERVES

The authorized capital stock of ADB as of 31 March 2008 and 31 December 2007 consists of 3,546,311 shares amounting to SDR35,463,110,000, all of which have been subscribed. Of the subscribed shares, 3,296,887 shares are "callable", and 249,424 shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

As of 31 March 2008, the value of the SDR in terms of the United States dollar was $1.64599 ($1.57848 - 31 December 2007) giving a value for each share of ADB's capital equivalent to $16,459.90 ($15,784.80 - 31 December 2007).

NOTE L—INCOME AND EXPENSES

The average yield on the loan portfolio for the three-month period ended 31 March 2008 was 4.76% (5.15% - 2007) excluding premium received on prepayment and other loan income.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2008 including securities transferred under securities lending and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 4.26%(4.41% - 2007) excluding unrealized gains and losses on investments, and 5.10% (4.57% - 2007) including unrealized gains and losses on investments.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the three-month period ended 31 March 2008 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities. Of the total administrative expenses for the three-month period ended 31 March 2008 of $85,600,000 ($78,120,000 - 2007), $45,973,000 ($43,449,000 - 2007) was accordingly charged to the ADF. The

continued

balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $4,457,000 ($13,182,000 - 2007) related to new loans and guarantees that became effective for the period ended 31 March 2008.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the period were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". Accordingly, the write back in the amount of $5,000 ($109,000 - 2007) for the period represented net cancellations of the undisbursed amounts of completed TA projects committed in prior periods.

During the three-month period ended 31 March 2008, provision for loan losses amounting to $121,000 was written back following collections of overdue loan service payments from a sovereign loan. There were no provisions made or written back during the same period in 2007.

Other expenses of $1,444,000 ($881,000 - 2007) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized losses for the three months ended 31 March 2008 include unfavorable FAS 133 and FAS 159 adjustments totaling $114,547,000 and translation adjustments of $1,396,000 associated with holdings in non-functional currencies. During the same period in 2007, the net unrealized gains include $5,538,000 FAS 133 adjustments and $1,115,000 gains on translation adjustments on non-functional currencies.

FAS 133 and FAS 159 adjustments were composed of:

	31 March 2008	31 March 2007
Unrealized gains (losses) on:		
Hybrid financial instruments and related swaps*	$ 12,366,000	$ (6,007,000)
Non-hybrid financial instruments and related swaps*	(59,244,000)	13,483,000
Investments related swaps	(31,649,000)	(3,517,000)
Loans related swaps	(36,441,000)	(3,301,000)
FX Forward	472,000	5,166,000
Amortization of the FAS 133 transition adjustments	(51,000)	(286,000)
Total	$(114,547,000)	$ 5,538,000

*Figures are not comparable due to the adoption of FAS 157 and 159 effective 1 January 2008, where (a) credit risk (spread) were incorporated in fair valuing the outstanding financial instruments, and (b) non-hybrid swapped borrowings which were recorded at amortized cost in 2007, were recorded at fair value in 2008.

continued

Note M— FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

Effective 1 January 2008, ADB adopted FAS 157 and FAS 159. FAS 157 defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price) and establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of the data used in FV measurements. FAS 159 expands the scope of financial instruments that may be carried at fair value. It offers an irrevocable option to carry the majority of financial assets and liabilities at fair value, on an instrument-by-instrument basis, with changes in fair value recognized in earnings. Fair Value Option may be elected at the time an entity recognizes an eligible financial asset or liability. FAS 159 also allows a one time election for existing financial assets and liabilities, on an instrument-by instrument basis, at the initial adoption date. The adoption of FAS 157 and 159 is applied prospectively and the cumulative effect of changes in valuation of the financial assets and liabilities for which the Fair Value Option have been elected were reported as an adjustment to the 1 January 2008 balance of reserves.

The Fair Value Option

Effective 1 January 2008, ADB elected the Fair Value Option on all borrowings that are associated with derivative instruments. This election allows ADB to mitigate the earnings volatility in its statutory reporting that is caused by the different accounting treatment of the borrowing and its related derivative without having to apply the complex hedge accounting requirements of FAS 133. ADB did not elect the Fair Value Option on the other borrowings as earning volatility is not a concern for those instruments.

Fair Value Measurement

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participant with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

continued

Assets and liabilities measured at fair value on a recurring basis:

The fair value of the following financial assets and liabilities as of 31 March 2008 were reported based on the following:

	31 March 2008	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	17,686,321,000	1,180,448,000	16,181,755,000	324,118,000
Securities transferred under securities lending arrangement	4,222,679,000	2,825,930,000	1,396,749,000	-
Securities purchased under resale arrangement	250,802,000	-	250,802,000	-
Investments related swaps	504,251,000	-	504,251,000	-
Loans related swaps	12,705,000	-	12,705,000	-
Borrowings related swaps	21,027,591,000	-	21,027,591,000	-
Equity Investments	374,494,000	374,494,000	-	-
Total	44,078,843,000	4,380,872,000	39,373,853,000	324,118,000
Liabilities				
Borrowings	36,038,235,000	-	36,038,235,000	-
Borrowings related swaps	20,186,666,000	-	20,186,666,000	-
Investments related swaps	613,761,000	-	613,761,000	-
Loans related swaps	86,396,000	-	86,396,000	-
Total	56,925,058,000	-	56,925,058,000	-

Assets measured at fair value on a recurring basis using significant unobservable inputs (level 3):

	Investments
Beginning Balance, 01 January 2008	329,297,000
Total gains or (losses) (realized/unrealized)	
Included in earnings	55,000
Included in other comprehensive income	(15,651,000)
Purchases, sales, paydowns	10,417,000
Ending Balance, 31 March 2008	324,118,000

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
31 March 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS		**31 March (Unaudited)**		**31 December**
DUE FROM BANKS		$ 36,876		$ 2,945
INVESTMENTS (Notes C and J)		7,518,155		6,894,724
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D, and J)		37,661		58,178
LOANS OUTSTANDING (Notes B, E, and K)		26,106,297		24,017,992
ACCRUED REVENUE		96,543		91,695
DUE FROM CONTRIBUTORS		2,004,173		1,678,404
OTHER ASSETS		41,244		36,495
TOTAL		**$ 35,840,949**		**$ 32,780,433**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables		$ 218,658		$ -
Advance payments on contributions (Note B)		87,931		117,573
Deferred credits		542		504
Payable to related funds (Note F)		70,624		30,170
Undisbursed grant commitments (Note I)		825,661		682,582
Total Liabilities		1,203,416		830,829
FUND BALANCES				
Amounts available for operational commitments				
Contributed resources (Notes B and G)	$ 31,337,236		$ 28,725,096	
Unamortized discount (Note B)	(53,397)	31,283,839	(46,711)	28,678,385
Set-aside resources		78,365		75,151
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		704,247		703,986
		32,066,451		29,457,522
Accumulated surplus		2,157,997		2,243,408
Accumulated other comprehensive income (ADF-4)		413,085		248,674
Total Fund Balance		34,637,533		31,949,604
TOTAL		**$ 35,840,949**		**$ 32,780,433**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
REVENUE		
From loans	$ 61,312	$ 52,213
From investments (Note C)	74,486	72,044
From other sources	338	299
TOTAL REVENUE	136,136	124,556
LOANS OUTSTANDING (Notes B, E, and K)		
Financial expenses	4	5
Amortization of discounts on contributions	1,359	726
Grants (Note I)	202,500	48,850
Administrative expenses (Note H)	45,973	43,449
TOTAL EXPENSES	249,836	93,030
NET REALIZED GAINS FROM LOANS	2,703	505
NET UNREALIZED GAINS	25,586	-
REVENUE (LESS THAN) IN EXCESS OF EXPENSES	$ (85,411)	$ 32,031

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 43,668	$ 39,741
Interest on investments received	87,578	67,847
Interest on resale arrangement received	240	602
Net cash received from other sources	338	299
Administrative expenses paid	(28,701)	(25,971)
Grants disbursed	(65,150)	(3,284)
Financial expenses paid	(3)	(5)
Net Cash Provided by Operating Activities	37,970	79,229
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(133,345)	(238,579)
Net receipts from securities purchased under resale arrangement	21,678	626
Principal collected on loans	144,124	175,679
Loans disbursed	(231,304)	(292,369)
Net Cash Used in Investing Activities	(198,847)	(354,643)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	194,448	295,326
Effect of Exchange Rate Changes on Due from Banks	360	(633)
Net Increase in Due from Banks	33,931	19,279
Due from Banks at Beginning of Period	2,945	2,602
Due from Banks at End of Period	$ 36,876	$ 21,881

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)		2007 (Unaudited)	
Balance at beginning of period		$ 31,949,604		$ 29,247,470
Comprehensive income for the period:				
Net (loss) income for the period (ADF-2)	$ (85,411)		$ 32,031	
Other comprehensive income for the period	164,411	79,000	(5,663)	26,368
Change in amount available for operational commitments				
from Contributed Resources		2,612,140		641,826
from Unamortized Discount for Accelerated Notes Encashment (ANE) of ADF IX		(6,686)		(1,467)
Change in SDR value of Set-Aside Resources		3,214		276
Change in value of transfers from TASF		261		38
Balance at end of period		**$ 34,637,533**		**$ 29,914,511**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2008	2007	2008	2007	2008	2007
Balance, 1 January	$ 241,638	$ 288,700	$ 7,036	$ (837)	$ 248,674	$ 287,863
Other comprehensive income for the period	157,384	(6,310)	7,027	647	164,411	(5,663)
Balance, 31 March	$ 399,022	$ 282,390	$ 14,063	$ (190)	$ 413,085	$ 282,200

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2008 and 2007
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2007 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2008 and 2007 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The eighth replenishment of the Asian Development Fund (ADF IX) became effective in April 2005. Under the Resolution, ADB is authorized to provide grants for projects and programs of high developmental priority to be financed out of contributions under ADF IX.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at reporting date. With the adoption of the special purpose financial statements, loan loss provisioning, other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) initiatives discussed in Note K, has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

In November 2005, to improve ADF currency management practices, the Board of Governors adopted a resolution to a full-fledged SDR approach to facilitate resource administration and operational planning to benefit borrowers. The currency management framework was implemented 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into the currencies which constitute the SDR, to value disbursements, repayments and loan charges in terms of SDR; and to determine the value of Contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

In July 2007, as an application of the Board-approved currency management exercise, ADB decided to offer a full-fledged special drawing rights (SDR) approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008.

continued

The implementation of the full-fledged SDR framework is expected to change the primary economic environment for ADF. However, until this process is completed, and a significant change in the primary economic environment becomes evident, the currencies of contributing member countries are functional currencies as these represent the currencies of the primary economic environment in which ADF generates and expends cash. The reporting currency is the United States dollar, and the special purpose financial statements are expressed in thousands of current United States dollars.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. Note J provides the fair value hierarchy which were used as bases for measuring the fair value of some of ADF's financial assets and liabilities.

Contributions and Contributed Resources

Once a replenishment becomes effective, contributions committed are recorded in full as Contributed Resources when the Instruments of Contribution are received and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX, contributors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years.

Advanced Payments

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments and included under "Liabilities."

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 31 March 2008 and 31 December 2007 are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

continued

The estimated fair value of the investments by contractual maturity as of 31 March 2008 and 31 December 2007 are as follows:

	31 March 2008	31 December 2007
Due in one year or less	$ 6,909,643,000	$ 6,628,294,000
Due after one year to five years	532,697,000	166,849,000
Due after five years to ten years	75,815,000	99,581,000
Total	$ 7,518,155,000	$ 6,894,724,000

The annualized rate of return on the average investments held during the three-month period ended 31 March 2008 including securities transferred under securities lending arrangement and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 4.17% (4.35% - 2007). If unrealized gains and losses were included, the annualized rate of return would have been 4.27% (4.36% - 2007).

NOTE D—SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Under securities lending arrangements, securities transferred are recorded as assets and reported at estimated fair value and the cash collateral received are recorded as liabilities. Under resale arrangements, securities purchased are recorded as assets, while securities received are not recorded as liabilities and are not re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

There were no outstanding securities transferred under lending arrangement as of 31 March 2008 and 31 December 2007.

NOTE E—LOANS

As of 31 March 2008 and 31 December 2007, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	31 March 2008	31 December 2007
Pakistan	$ 5,884,192,000	$ 5,444,555,000
Bangladesh	5,915,995,000	5,399,187,000
Sri Lanka	2,769,223,000	2,539,657,000
Viet Nam	2,509,075,000	2,298,804,000
Nepal	1,605,099,000	1,486,034,000
Others (individually less than 5% of total loans)	7,422,713,000	6,849,755,000
Total loans	$26,106,297,000	$24,017,992,000

continued

The principal amount outstanding of sovereign loans in non-accrual status as of 31 March 2008 was $537,668,000 ($488,901,000 - 31 December 2007) of which $234,834,000 ($209,477,000 - 31 December 2007) was overdue.

The undisbursed balance of approved loans as of 31 March 2008 was $7,447,703,000 ($7,176,236,000 - 31 December 2007).

No nonsovereign loans were outstanding as of 31 March 2008 and 31 December 2007.

NOTE F—PAYABLE TO RELATED FUNDS

Included in Payable to Related Funds is the net amount of $45,979,000 payable to Ordinary Capital Resources (OCR)($ 28,750,000 - 31 December 2007), and $24,645,000 ($1,419,000 - 31 December 2007) payable to TASF.

The payable to OCR represents the amount of administration charge allocated to ADF pending settlement and the payable to TASF represents contributions allocated to TASF under the eight replenishment of ADF (ADF IX) and the third regularized replenishment of the TASF.

NOTE G—CONTRIBUTED RESOURCES

In April 2005, ADF IX became effective. As of 31 March 2008, Instruments of Contributions from 28 donors were received for ADF IX. Of these, contributions totaling $2,841,463,000, including amortized discount of $8,967,000, were received and recorded in "Contributed Resources."

NOTE H—ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the three-month period ended 31 March 2008 represents administration charge amounting to $45,973,000 ($43,449,000 - 2007). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations) in the proportion of the relative volume of operational activities of OCR and ADF.

NOTE I—GRANTS AND UNDISBURSED COMMITMENTS

The ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, 3 grants totaling $70,600,000 (3 grants totaling $23,300,000 - 2007) were approved and 9 grants totaling $202,500,000 (4 grants totaling $48,850,000 - 2007) became effective. Total undisbursed grant commitments represent effective grants, which have not been disbursed.

continued

NOTE J—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participant with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ADF as of 31 March 2008 were reported based on the following:

		Fair Value Measurements		
	31 March 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	7,518,155,000	229,758,000	7,288,397,000	-
Securities purchased resale arrangement	37,661,000	-	37,661,000	-
Total	7,555,816,000	229,758,000	7,326,058,000	-

NOTE K—HEAVILY INDEBTED POOR COUNTRIES (HIPC) INITIATIVE

In April 2008, the Board of Governors adopted the resolution on Providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt, for ADB to participate in the HIPC debt relief.

The HIPC initiative was launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF) to address the debt problems of heavily indebted poor countries to ensure that reform efforts in these countries are not put at risk due to their high external debt burden. Under the HIPC initiative, all bilateral and multilateral creditors provide debt relief for countries that demonstrated good policy performance over an extended period to bring their debt service burden to sustainable level. Thus far, Afghanistan is the only borrower that has qualified for HIPC debt relief. Based on the disbursed and outstanding debt as of 20 March 2006, the estimated principal amount of Afghanistan's ADF debt to be forgiven is $89,788,000, converted to US dollar using the exchange rate as of 7 April 2008.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS	**31 March (Unaudited)**	**31 December**
DUE FROM BANKS	$ 4,628	$ 1,306
INVESTMENTS (Notes C and G)	283,429	295,078
ACCRUED REVENUE	523	788
DUE FROM CONTRIBUTORS (Note F)	43,755	68,489
OTHER ASSETS (Note D)	34,887	11,264
TOTAL	**$ 367,222**	**$ 376,925**
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES (Notes D and F)	$ 1,173	$ 88
UNDISBURSED COMMITMENTS (Note E)	200,625	183,718
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	165,424	193,119
TOTAL	**$ 367,222**	**$ 376,925**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 250	$ 52
REVENUE		
From investments (Note C)	3,036	3,159
From other sources	63	42
Total	3,349	3,253
EXPENSES		
Technical assistance (Note E)	32,356	23,594
Financial expenses	4	1
Total	32,360	23,595
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(29,011)	(20,342)
NET EXCHANGE GAINS	1,316	2,913
NET DECREASE IN NET ASSETS	(27,695)	(17,429)
NET ASSETS AT BEGINNING OF PERIOD	193,119	220,533
NET ASSETS AT END OF PERIOD	**$ 165,424**	**$ 203,104**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 6,472	$ 1,671
Interest on investments received	3,298	2,487
Net cash received from (paid for) other activities	58	(1,515)
Technical assistance disbursed	(15,728)	(15,835)
Financial expenses paid	(4)	(1)
Net Cash Used in Operating Activities	(5,904)	(13,193)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	9,773	15,785
Effect of Exchange Rate Changes on Due from Banks	(547)	35
Net Increase in Due from Banks	3,322	2,627
Due from Banks at Beginning of Period	1,306	1,828
Due from Banks at End of Period	$ 4,628	$ 4,455

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2008 and 2007
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2007 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2008 and 2007 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The eighth replenishment of the Asian Development Fund (ADF IX) and the third regularized replenishment of the Technical Assistance Special Fund (TASF) became effective in April 2005. Under the resolution, a specific portion of the contribution is to be allocated to TASF.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency and is used to measure exchange gains and losses.

The financial statements are presented on the basis of those for not-for-profit organizations. TASF reports contributed cash and other assets as unrestricted assets as these are made available without conditions other than for the purpose of pursuing the objectives of the TASF. The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. Note G provides the fair value hierarchy which were used as bases for measuring the fair value of scme of TASF's financial assets and liabilities.

NOTE C—INVESTMENTS

All investments held as of 31 March 2008 and 31 December 2007 comprised of holdings in time deposits and are reported at cost which is a reasonable estimate of fair value.

continued

The annualized rate of return on the average investments held during the three-month period ended 31 March 2008, based on the portfolio held at the beginning and end of each month was 4.23% (4.70% - 2007).

NOTE D—OTHER ASSETS AND MISCELLANEOUS LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	31 March	31 December
Receivable from:		
ADF	$24,645,000	$1,419,000
JSF	4,000	2,000
Agency Trust Funds - net	87,000	-
Total	$24,736,000	$1,421,000
Payable to:		
OCR	$ 192,000	$ 14,000
Agency Trust Funds - net	-	35,000
	$ 192,000	$ 49,000

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion or cancellation of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the three-month period ended 31 March 2008, a net amount of $2,841,000 ($2,574,000 - 2007) was written back as a reduction in TA. Total undisbursed commitments are denominated in United States dollars and represent effective TA for projects, which have not been disbursed.

NOTE F—CONTRIBUTIONS

With the effectivity of ADF IX and the third replenishment of TASF, contribution commitments from 27 donors totaling $212,585,000 were allocated to TASF. Of this, $43,755,000 was recorded as "Due from Contributors" and is payable throughout the replenishment period of four years in accordance with the encashment schedule. Contribution for the period ended 31 March 2008 pertains to the direct and voluntary contribution of India amounting to Rs10.0 million ($250,000 equivalent).

In February 2008, ADB received SEK5,725,000 ($962,000 equivalent) from Sweden representing its fourth installment payment which was not available for operational commitment as of 31 March 2008. This was recorded as deferred credits and included under "Miscellaneous Liabilities".

continued

NOTE G—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participant with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of TASF as of 31 March 2008 were reported based on the following:

		Fair Value Measurements		
	31 March 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	283,429,000	-	283,429,000	-

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)			31 December		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 487	$ 3,687	$ 4,174	$ 564	$ 185	$ 749
INVESTMENTS (Notes C and H)	35,278	222,672	257,950	34,958	215,146	250,104
ACCRUED REVENUE	53	281	334	44	247	291
OTHER ASSETS (Note E)[1]	19	4,360	4,360	18	4,497	4,428
TOTAL	**$ 35,837**	**$ 231,000**	**$ 266,818**	**$ 35,584**	**$ 220,075**	**$ 255,572**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)[1]	$ 19	$ 209	$ 209	$ 87	$ 296	$ 296
UNDISBURSED COMMITMENTS						
Technical assistance (Note F)	777	89,395	90,172	793	82,925	83,718
TOTAL LIABILITIES	796	89,604	90,381	880	83,221	84,014
NET ASSETS (JSF-2) (Note G), represented by:						
Uncommitted Balances						
Unrestricted	-	141,396	141,396	-	136,854	136,854
Temporarily restricted	27,553	-	27,553	27,545	-	27,545
	27,553	141,396	168,949	27,545	136,854	164,399
Net Accumulated Investment Income						
Temporarily restricted	7,488	-	7,488	7,159	-	7,159
	35,041	141,396	176,437	34,704	136,854	171,558
TOTAL	**$ 35,837**	**$ 231,000**	**$ 266,818**	**$ 35,584**	**$ 220,075**	**$ 255,572**

The accompanying notes are an integral part of these financial statements (JSF-4).

[1] Totals may not add up due to elimination of interfund account of $19,000 ($87,000 - 31 December 2007).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For theThree-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)			2007 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS	$ -	$ 17,373	$ 17,373	$ -	$ 27,673	$ 27,673
REVENUE FROM INVESTMENTS	-	2,064	2,064	-	3,002	3,002
REVENUE FROM OTHER SOURCES	-	36	36	-	63	63
NET ASSETS TRANFERRED TO TEMPORARILY RESTRICTED ASSETS	0	-	0	85	-	85
Total	0	19,473	19,473	85	30,738	30,823
EXPENSES						
Technical assistance (Note F)	-	14,923	14,923	85	10,563	10,648
Administrative expenses	-	233	233	-	233	233
Financial expenses	0	0	0	-	-	-
Total	0	15,156	15,156	85	10,796	10,881
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	-	4,317	4,317	-	19,942	19,942
EXCHANGE GAINS (LOSSES)	-	225	225	-	(18)	(18)
INCREASE IN UNRESTRICTED NET ASSETS	-	4,542	4,542	-	19,924	19,924
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	337	-	337	451	-	451
NET ASSETS TRANSFERRED BACK TO TEMPORARILY RESTRICTED ASSETS	(0)	-	(0)	(85)	-	(85)
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	337	-	337	366	-	366
INCREASE IN NET ASSETS	337	4,542	4,879	366	19,924	20,290
NET ASSETS AT BEGINNING OF PERIOD	34,704	136,854	171,558	32,849	130,943	163,792
NET ASSETS AT END OF PERIOD	**$ 35,041**	**$ 141,396**	**$ 176,437**	**$ 33,215**	**$ 150,867**	**$ 184,082**

0 - Less than $1,000.
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For theThree-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)			2007 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 17,373	$ 17,373	$ -	$ 27,673	$ 27,673
Interest on investments received	321	2,029	2,350	439	3,486	3,925
Technical assistance disbursed	(85)	(8,297)	(8,382)	(90)	(7,506)	(7,596)
Administrative expenses paid	-	(339)	(339)	-	(311)	(311)
Financial expenses paid	(0)	(0)	(0)	-	-	-
Net cash received from other sources	8	36	44	24	119	143
Net Cash Provided by Operating Activities	244	10,802	11,046	373	23,461	23,834
CASH FLOWS FROM INVESTING ACTIVITES						
Net investments	(321)	(7,526)	(7,847)	(439)	(23,841)	(24,280)
Net receipts from (payments for) securities purchased under resale arrangement (Note D)	-	264	264	-	(78)	(78)
Net Cash Used in Investing Activities	(321)	(7,262)	(7,583)	(439)	(23,919)	(24,358)
Effect of Exchange Rate Changes on Due from Banks	-	(38)	(38)	-	5	5
Net (Decrease) Increase in Due from Banks	(77)	3,502	3,425	(66)	(453)	(519)
Due from Banks at Beginning of Period	564	185	749	1,865	3,035	4,900
Due from Banks at End of Period	$ 487	$ 3,687	$ 4,174	$ 1,799	$ 2,582	$ 4,381

0 - Less than $1,000.
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2008 and 2007
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2007 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2008 and 2007 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the Japan Special Fund (JSF). The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of JSF, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations and as unrestricted and temporarily restricted net assets. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. Note H provides the fair value hierarchy which were used as bases for measuring the fair value of some of JSF's financial assets and liabilities.

NOTE C—INVESTMENTS

All investments held as of 31 March 2008 and 31 December 2007 comprised of holdings in time deposits denominated in United States dollar and are reported at cost which is a reasonable estimate of fair value.

continued

The annualized rates of return on the average investments held under ACCSF and JSF during the three-month period ended 31 March 2008, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, were 3.74% and 3.67%, respectively (5.26% and 5.25% respectively - 2007).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

JSF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and reported at estimated fair value. Securities received are not re-pledged under securities lending arrangements. ADB monitors the fair value of these securities, and if necessary, requires additional collateral.

There were no outstanding securities purchased under resale arrangement as of 31 March 2008 and 31 December 2007.

NOTE E—OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are the following interfund balances:

		31 March	31 December
Amounts Receivable by:			
JSF from: ACCSF		$ 19,000	$ 87,000
Amounts Payable by:			
JSF to:	Ordinary Capital Resources	$ 150,000	$ 159,000
	TASF	4,000	2,000
	Agency Trust Funds - net	1,000	24,000
	Total	$ 155,000	$ 185,000
ACCSF to: JSF		$ 19,000	$ 87,000

NOTE F—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the three-month period ended 31 March 2008, an amount of $862,000 ($467,000 - 2007) was thus written back as a reduction in TA. None of these amounts corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective TA for projects that have not been disbursed.

continued

NOTE G—CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 31 March 2008, the remaining temporarily restricted uncommitted balance is that of ACCSF amounting to $27,553,000 ($27,545,000 - 31 December 2007).

NOTE H—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participant with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of JSF as of 31 March 2008 were reported based on the following:

		Fair Value Measurements		
	31 March 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	257,950,000	-	257,950,000	-

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS	31 March (Unaudited)	31 December
DUE FROM BANKS	$ 300	$ 603
INVESTMENTS (Notes C and E)	17,734	6,749
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes D and E)	1,914	1,157
PROPERTY, FURNITURE, AND EQUIPMENT	133	118
DUE FROM CONTRIBUTORS	-	11,716
OTHER ASSETS	2,412	2,024
TOTAL	**$ 22,493**	**$ 22,367**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 4,344	$ 4,075
UNCOMMITTED BALANCES (ADBISF-2)	18,149	18,292
TOTAL	**$ 22,493**	**$ 22,367**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)		2007 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
REVENUE				
From investments (Note C)		$ 28		$ 18
From other sources - net		2		1
Total		30		19
EXPENSES				
Administrative expenses	$ 2,096		$ 1,880	
Program expenses	616	2,712	637	2,517
REVENUE LESS THAN EXPENSES		(2,682)		(2,498)
EXCHANGE GAINS - NET		212		-
TRANSLATION ADJUSTMENTS		2,327		102
DECREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		(143)		(2,396)
NET ASSETS AT BEGINNING OF PERIOD		18,292		17,408
NET ASSETS AT END OF PERIOD		**$ 18,149**		**$ 15,012**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 12,163	$ 11,263
Interest on investments received	34	18
Expenses paid	(2,484)	(2,310)
Others - net	(210)	18
Net Cash Provided by Operating Activities	9,503	8,989
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(9,574)	(6,938)
Net payments for securities under resale arrangements	(449)	(776)
Net Cash Used in Investing Activities	(10,023)	(7,714)
Effect of Exchange Rate Changes on Due from Banks	217	(650)
Net (Decrease)/Increase in Due from Banks	(303)	625
Due from Banks at Beginning of Period	603	696
Due from Banks at End of Period	$ 300	$ 1,321

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2008 and 2007
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2007 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2008 and 2007 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. Note E provides the fair value hierarchy which were used as bases for measuring the fair value of some of ADBISF's financial assets and liabilities.

NOTE C—INVESTMENTS

All investment securities held as of 31 March 2008 and 31 December 2007 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are reported at cost which is a reasonable estimate of fair value.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2007 including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.641% (0.503% - 2007).

continued

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADBISF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities received under resale arrangement are recorded as assets and reported at estimated fair value. Securities received are not re-pledged under securities lending arrangements. ADB monitors the fair value of these securities, and if necessary, requires additional collateral.

NOTE E—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participant with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ADBISF as of 31 March 2008 were reported based on the following:

		Fair Value Measurements		
	31 March 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	17,734,000	-	17,734,000	-
Securities purchased under resale arrangement	1,914,000	-	1,914,000	-
Total	19,648,000	-	19,648,000	-

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS	31 March (Unaudited)	31 December
DUE FROM BANKS	$ 18,917	$ 161
INVESTMENTS (Notes C and E)	321,180	366,524
ACCRUED REVENUE	415	375
ADVANCES FOR GRANTS	62,083	62,443
TOTAL	**$ 402,595**	**$ 429,503**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 199	$ 363
UNDISBURSED COMMITMENTS (Note D)	359,706	389,132
UNCOMMITTED BALANCES (ATF-2), represented by: Unrestricted net assets	42,690	40,008
TOTAL	**$ 402,595**	**$ 429,503**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 3,201	$ 6,043
From other sources	83	47
Total	3,284	6,090
EXPENSES		
Administrative expenses	589	346
Financial expenses	0	-
Total	589	346
REVENUE IN EXCESS OF EXPENSES	2,695	5,744
NET EXCHANGE (LOSSES) GAINS	(13)	3
INCREASE IN NET ASSETS	2,682	5,747
NET ASSETS AT BEGINNING OF PERIOD	40,008	19,482
NET ASSETS AT END OF PERIOD	**$ 42,690**	**$ 25,229**

0 - Less than $1,000.
The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 3,160	$ 6,052
Net cash received from other sources	83	50
Grants disbursed	(29,076)	(32,550)
Administrative expenses paid	(755)	(407)
Net Cash Used In Operating Activities	(26,588)	(26,855)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments	45,344	31,451
Net Increase in Due from Banks	18,756	4,596
Due from Banks at Beginning of Period	161	283
Due from Banks at End of Period	$ 18,917	$ 4,879

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2008 and 2007
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Asian Tsunami Fund (ATF) was established on 11 February 2005 in response to the special circumstances surrounding the developing member countries (DMCs) that were stricken by the effects of the tsunami on 26 December 2004. The purpose of the Fund is to provide emergency grant financing promptly and effectively to affected DMCs in the form of technical assistance and investment projects to support reconstruction, rehabilitation and associated development activities following the tsunami disaster.

ATF will serve as a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. Resources from the Fund will be available to central governments and other suitable entities, including non-governmental organizations.

ATF's resources may consist of allocations from ordinary capital resources (OCR) and contributions from bilateral, multilateral and transfer of individual sources.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements of ATF are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. Note E provides the fair value hierarchy which were used as bases for measuring the fair value of some of ATF's financial assets and liabilities.

continued

NOTE C—INVESTMENTS

All investments held as of 31 March 2008 and 31 December 2007 comprised of holdings in time deposits denominated in United States dollar and are reported at cost which is a reasonable estimate of fair value.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2008, based on the portfolio held at the beginning and end of each month, was 3.74% (5.25% - 2007).

NOTE D—GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the project or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is accordingly eliminated. Total undisbursed commitments are denominated in United States dollars and represent effective grant for projects, which have not been disbursed. There were no grants which became effective or completed/cancelled during the period ended 31 March 2008.

NOTE E—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participant with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ATF as of 31 March 2008 were reported based on the following:

		Fair Value Measurements		
	31 March 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	321,180,000	-	321,180,000	-

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS	31 March (Unaudited)	31 December
DUE FROM BANKS	$ 4,895	$ 1,601
INVESTMENTS (Notes C and F)	55,104	60,690
ACCRUED REVENUE	68	121
DUE FROM CONTRIBUTORS (Note E)	6,697	6,395
ADVANCES FOR GRANTS	2,007	1,007
TOTAL	**$ 68,771**	**$ 69,814**
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES	$ 44	$ 30
UNDISBURSED COMMITMENTS (Note D)	71,609	73,237
UNCOMMITTED BALANCES (PEF-2), represented by: Unrestricted net assets	(2,882)	(3,453)
TOTAL	**$ 68,771**	**$ 69,814**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note E)	$ -	$ 4,404
REVENUE		
From investments (Note C)	766	455
From other sources	75	49
Total	841	4,908
EXPENSES		
Administrative expenses	33	20
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	808	4,888
NET EXCHANGE (LOSSES) GAINS	(237)	260
INCREASE IN NET ASSETS	571	5,148
NET ASSETS AT BEGINNING OF PERIOD	(3,453)	6,046
NET ASSETS AT END OF PERIOD	**$ (2,882)**	**$ 11,194**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ -	$ 4,426
Interest on investments received	819	470
Net cash received from other sources	74	49
Grants and technical assistance disbursed	(2,628)	(376)
Administrative expenses paid	(19)	(10)
Net Cash (Used in) Provided by Operating Activities	(1,754)	4,559
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	5,078	2,032
Effect of Exchange Rate Changes on Due from Banks	(30)	(4)
Net Increase in Due from Banks	3,294	6,587
Due from Banks at Beginning of Period	1,601	1,618
Due from Banks at End of Period	$ 4,895	$ 8,205

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2008 and 2007
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Pakistan Earthquake Fund (PEF) was established on 14 November 2005 in response to the special circumstances confronted by Pakistan resulting from the effects of an earthquake on 8 October 2005. The objective of the PEF is to deliver emergency grant financing promptly and effectively to Pakistan for technical assistance and investment projects to support reconstruction, rehabilitation, and associated development activities.

PEF resources will be available to the Government of Pakistan and other suitable entities acceptable to the Government of Pakistan and ADB, including, where appropriate, non-government organizations.

PEF's resources may consist of contributions from ADB and other contributions from bilateral, multilateral, and other sources.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. Note F provides the fair value hierarchy which were used as bases for measuring the fair value of some of PEF's financial assets and liabilities.

NOTE C—INVESTMENTS

All investments held as of 31 March 2008 and 31 December 2007 comprised of holdings in time deposits and are reported at cost which is a reasonable estimate of fair value.

continued

The annualized rate of return on the average investments held during the three-month period ended 31 March 2008, based on the portfolio held at the beginning and end of each month, was 5.28% (5.44% - 2007).

NOTE D—GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the project or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is accordingly eliminated. Total undisbursed commitments are denominated in United States dollars and represent effective grant for projects, which have not been disbursed. There were no grants which became effective or completed/cancelled during the period ended 31 March 2008.

NOTE E—CONTRIBUTIONS

In 2006 and 2007, instruments of contributions were received from the Government of Norway and the Kingdom of Belgium which undertake to make contributions to the PEF a maximum amount of $20,000,000 and €9,924,000, respectively. This is by way of a debt-for development swap arrangement with Pakistan, where Pakistan shall match the value of debt and debt service cancellations with equivalent amounts in Pakistan rupees, which shall be transferred to the Fund as Norway and Belgium's contributions.

As of 31 March 2008, the total contributions received from Norway and Belgium under this arrangement amounted to $15,000,000 and €6,616,000 ($9,123,000 equivalent), respectively. The remaining contributions are expected to be received within the next two months, and is expected to cover the shortfall in the fund's total committed resources amounting to $2,882,000.

In 2006, the Government of Australia committed A$20,000,000 ($18,348,000 equivalent). Of this amount, A$7,300,000 ($6,697,000 equivalent) has not been received as of 31 March 2008 and was recorded as "Due from Contributors".

There were no contributions received for the period ending 31 March 2008.

NOTE F—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participant with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs

continued

without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of PEF as of 31 March 2008 were reported based on the following:

		Fair Value Measurements		
	31 March 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	55,104,000	-	55,104,000	-

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS	31 March (Unaudited)	31 December
DUE FROM BANKS	$ 1,558	$ 1,240
INVESTMENTS (Notes C and E)	39,952	39,925
ACCRUED REVENUE	13	61
ADVANCES FOR GRANTS	26	-
TOTAL	**$ 41,549**	**$ 41,226**
UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES	$ 12	$ 9
UNDISBURSED COMMITMENTS (Note D)	10,147	7,400
UNCOMMITTED BALANCES (RCIF-2), represented by: Unrestricted net assets	31,390	33,817
TOTAL	**$ 41,549**	**$ 41,226**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Period Ended 31 March 2008
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS	
REVENUE	
From investments (Note C)	$ 379
From other sources	16
Total	395
EXPENSES	
Technical assistance (Note D)	2,820
Administrative expenses	2
Total	2,822
REVENUE LESS THAN EXPENSES	(2,427)
EXCHANGE GAINS	0
DECREASE IN NET ASSETS	(2,427)
NET ASSETS AT BEGINNING OF PERIOD	33,817
NET ASSETS AT END OF PERIOD	**$ 31,390**

0 - Less than $1,000.
The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Period Ended 31 March 2008
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES	
Interest on investments received	$ 427
Technical assistance disbursed	(98)
Net cash received from other sources	16
Net Cash Provided by Operating Activities	345
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Investments	(27)
Net Increase in Due From Banks	318
Due from Banks at Beginning of Period	1,240
Due from Banks at End of Period	$ 1,558

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Period Ended 31 March 2008
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Regional Cooperation and Integration Fund (RCIF), together with Regional Cooperation and Integration (RCI)Trust Funds, was established on 26 February 2007 under the "umbrella" of Regional Cooperation and Integration Financing Partnership Facility (RCIFPF), in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to enhance regional cooperation and integration in Asia and the Pacific by facilitating the pooling and provision of additional financial and knowledge resources to support RCI activities.

Financial assistance will be provided in the form of untied grants for technical assistance (TA), including advisory, project preparatory, and regional TA.

RCIF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. Note E provides the fair value hierarchy which were used as bases for measuring the fair value of some of RCIF's financial assets and liabilities.

continued

NOTE C—INVESTMENTS

All investments held are in time deposits denominated in United States dollar and are reported at cost which is a reasonable estimate of fair value. The annualized rate of return on the average investments held during the period ended 31 March 2008, based on the portfolio held at the beginning and end of each month, was 3.78%.

NOTE D—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. Total undisbursed commitments are denominated in United States dollars and represent effective TA for projects, which have not been disbursed.

NOTE E—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participant with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of RCIF as of 31 March 2008 were reported based on the following:

		Fair Value Measurements		
	31 March 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	39,952,000	-	39,952,000	-

END